================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM T-1

                        STATEMENT OF ELIGIBILITY UNDER
                     THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE
              Check if an Application to Determine Eligibility of
                    a Trustee Pursuant to Section 305(b)(2)

                      ----------------------------------

                     U.S. BANK TRUST NATIONAL ASSOCIATION
              (Exact name of Trustee as specified in its charter)


    111 EAST WACKER DRIVE, SUITE 3000
           CHICAGO, ILLINOIS                 60601            36-4046888
(Address of principal executive offices)   (Zip Code)       I.R.S. Employer
                                                           Identification No.

                                H.H. Hall, Jr.
                       111 East Wacker Drive, Suite 3000
                            Chicago, Illinois 60601
                           Telephone (312) 228-9448
           (Name, address and telephone number of agent for service)


                     BRADLEY OPERATING LIMITED PARTNERSHIP
              (Exact name of obligor as specified in its charter)


                DELAWARE                             04-3306041
   (State or other jurisdiction of     (I.R.S. Employer Identification No.)
    incorporation or organization)


        40 SKOKIE BOULEVARD
        SUITE 600
        NORTHBROOK, ILLINOIS                                  60062-1626
        (Address of Principal                                 (Zip Code)
        Executive  Offices)


                                DEBT SECURITIES
                      (Title of the Indenture Securities)

================================================================================

                                   FORM T-1
                                   --------


ITEM 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

            a) Name and address of each examining or supervising authority to which it is subject.
                 Comptroller of the Currency
                 Washington, D.C.

            b)   Whether it is authorized to exercise corporate trust powers.
                 Yes

ITEM 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
            None

ITEMS 3-15  There is not nor has there been a default with respect to the securities under this Indenture. The Trustee is a Trustee under other Indentures under which securities issued by the obligor are outstanding. There is not and there has not been a default with respect to the securities outstanding under such other Indentures.

ITEM 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

            1. A copy of the Articles of Association of the Trustee now in effect, incorporated herein by reference to Exhibit 1 of Form T-1, Registration No. 333-18235.

            2. A copy of the certificate of authority of the Trustee to commence business, incorporated herein by reference to Exhibit 2 of Form T-1, Registration No. 333-18235.

            3. A copy of the certificate of authority of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 3 of Form T-1, Registration No. 333-18235.

            4. A copy of the existing bylaws of the Trustee, as now in effect, incorporated herein by reference to Exhibit 4 of Form T-1, Registration No. 333-18235.

            5.   Not applicable.

            6. The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, incorporated herein by reference to Exhibit 6 of Form T-1, Registration No. 333-18235.

            7. A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority, filed herewith.

            8.   Not applicable.

            9.   Not applicable.

                                   SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK TRUST NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 25th day of August, 1998.


                               U.S. BANK TRUST NATIONAL ASSOCIATION

                               By: /s/ H. H. Hall, Jr.
                                   --------------------------------------
                                   H. H. Hall, Jr.
                                   Vice President and Assistant Secretary

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for June 30, 1998


All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.


Schedule RC - Balance Sheet



Schedule RC - Balance Sheet

                                                                                      Dollar Amounts in Thousands
-----------------------------------------------------------------------------------------------------------------
ASSETS
1.   Cash and balances due from depository institutions (from Schedule RC-A):       RCON
                                                                                    ----
     a.   Noninterest-bearing balances and currency and coin (1)................    0081       11,262         1.a
     b.   Interest-bearing balances (2).........................................    0071       45,900         1.b
2.   Securities:
     a.   Held-to-maturity securities (from Schedule RC-B, column A)............    1754            0         2.a
     b.   Available-for-sale securities (from Schedule RC-B, column D)..........    1773        3,711         2.b
3.   Federal funds sold and securities purchased under agreements to resell.....    1350            0         3.
4.   Loans and lease financing receivables:
                                                                                    RCON
     a.   Loans and leases, net of unearned income (from Schedule RC-C).........    2122            0         4.a
     b.   LESS: Allowance for loan and lease losses.............................    3123            0         4.b
     c.   LESS: Allocated transfer risk reserve.................................    3128            0         4.c
     d.   Loans and leases, net of unearned income, allowance, and reserve
          (item 4.a minus 4.b and 4.c)..........................................    2125            0         4.d
5.   Trading assets.............................................................    3545            0         5.
6.   Premises and fixed assets (including capitalized leases)...................    2145          110         6.
7.   Other real estate owned (from Schedule RC-M)...............................    2150            0         7.
8.   Investments in unconsolidated subsidiaries and associated companies
     (from Schedule RC-M).......................................................    2130            0         8.
9.   Customers' liability to this bank on acceptances outstanding...............    2155            0         9.
10.  Intangible assets (from Schedule RC-M).....................................    2143       46,321        10.
11.  Other assets (from Schedule RC-F)..........................................    2160        2,843        11.
12.  Total assets (sum of items 1 through 11)...................................    2170      110,147        12.

_______________________

(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.


Schedule RC - Balance Sheet

                                                                                      Dollar Amounts in Thousands
------------------------------------------------------------------------------------------------------------------
LIABILITIES
13.  Deposits:
                                                                                    RCON
     a.    In domestic offices (sum of totals of columns A                          ----
           and C from Schedule RC-E)............................................    2200            0        13.a

                                                                                    RCON
                                                                                    ----
           (1) Noninterest-bearing (1)..........................................    6631            0        13.a.1
           (2) Interest-bearing.................................................    6636            0        13.a.2
     b.    In foreign offices, Edge and Agreement subsidiaries, and IBFs........
           (1) Noninterest-bearing..............................................
           (2) Interest-bearing.................................................
14.        Federal funds purchased and securities sold under
           agreements to repurchase.............................................    2800            0        14.
15.  a.    Demand notes issued to the U.S. Treasury.............................    2840            0        15.a
     b.    Trading Liabilities..................................................    3548            0        15.b
16.  Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases):
     a.    With a remaining maturity of one year or less........................    2332            0        16.a
     b.    With a remaining maturity of more than one year through three
           years................................................................    A547            0        16.b
     c.    With a remaining maturity of more than three years...................    A548            0        16.c
17.  Not applicable
18.  Bank's liability on acceptances executed and outstanding...................    2920            0        18.
19.  Subordinated notes and debentures (2)......................................    3200            0        19.
20.  Other liabilities (from Schedule RC-G).....................................    2930        2,793        20.
21.  Total liabilities (sum of item 13 through 20)..............................    2948        2,793        21.
22.  Not applicable

EQUITY CAPITAL
23.  Perpetual preferred stock and related surplus..............................    3838            0        23.
24.  Common stock...............................................................    3230        1,000        24.
25.  Surplus (exclude all surplus related to preferred stock)...................    3839      106,712        25.
26.  a.   Undivided profits and capital reserves................................    3632         (358)       26.a
     b.   Net unrealized holding gains (losses) on available-for-sale
          securities............................................................    8434            0        26.b
27.  Cumulative foreign currency translation adjustments........................
28.  Total equity capital (sum of items 23 through 27)..........................    3210      107,354        28.
29.  Total liabilities and equity capital (sum of items 21 and 28)..............    3300      110,147        29.

     ________________

Memorandum


To be reported only with the March Report of Condition. 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent
external auditors as of any date during 1997               6724   N/A    M.1
                                            ---------------
1 =  Independent audit of the bank conducted  in  accordance            4 =  Directors' examination of the bank performed by other
     with generally accepted auditing standards by a certified,              external auditors (may be required by state chartering
     public accounting firm which submits a report on the bank               authority)

2 =  Independent audit of the bank's parent holding  company            5 =  Review of the bank's financial statements by external
     conducted in accordance with generally accepted auditing                auditors
     standards by a certified public accounting  firm  which
     submits a report on the consolidated holding company (but          6 =  Compilation of the bank's financial statements by
     not on the bank separately)                                             external auditors

3 =  Directors' examination of the bank conducted in                    7 =  Other audit procedures (excluding tax preparation
     accordance with generally accepted auditing standards by a              work)
     certified public accounting firm (may be required by state
     chartering authority)                                              8 =  No external audit work

----------------

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2)  Includes limited life preferred stock and related surplus.

Schedule RC-A - Cash and Balances Due From Depository Institutions

Exclude assets held for trading.



Schedule RC - Balance Sheet

                                                                                    Dollar Amounts in Thousands
----------------------------------------------------------------------------------------------------------------
LIABILITIES
1.   Cash items in process of collection, unposted debits, and
     currency and coin:                                                             RCON
                                                                                    ----
     a.   Cash items in process of collection and unposted debits...............    0020          96       1.a
     b.   Currency and coin.....................................................    0080           0       1.b
2.   Balances due from depository institutions in the U.S.:
     a.   U.S. branches and agencies of foreign banks...........................    0083           0       2.a
     b.   Other commercial banks in the U.S. and other depository
          institutions in the U.S. .............................................    0085      57,066       2.b
3.   Balances due from banks in foreign countries and foreign central banks:
     a.   Foreign branches of other U.S. banks..................................    0073           0       3.a
     b.   Other banks in foreign countries and foreign central banks............    0074           0       3.b
4.   Balances due from Federal Reserve Banks....................................    0090           0       4.
5.   Total (sum of items 1 through 4) (must equal Schedule RC, sum
     of items 1.a  and l.b).....................................................    0010      57,162       5.



Memorandum
                                                                                   Dollar Amounts in Thousands
--------------------------------------------------------------------------------------------------------------
                                                                                     RCON
1.    Noninterest-bearing balances due from commercial banks in the U.S.             ----
      (included in items 2.a and 2.b above)....................................      0050      11,166      M.1

